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Adam M. Fox adam.fox@dechert.com +1 212 649 8732 Direct +1 212 698 3599 Fax

November 4, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:       Oil Service HOLDRS Trust; File No. 5-86410
Regional Bank HOLDRS Trust; File No. 5-86411
Biotech HOLDRS Trust; File No. 5-86409
Retail HOLDRS Trust; File No. 5-86412
Semiconductor HOLDRS Trust; File No. 5-84554
Pharmaceutical HOLDRS Trust; File No. 5-79676
Amendment No. 2 to Schedule TO filed on September 30, 2011
Schedule TO filed September 30, 2011 filed by Market Vectors ETF Trust (the “Trust”)

Ladies and Gentlemen:

On behalf of the Trust, we are supplementally proposing to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) an alternative structure to the exchange originally described in the six Schedule TOs filed by the Trust on September 30, 2011 for Oil Service HOLDRS Trust, Regional Bank HOLDRS Trust, Biotech HOLDRS Trust, Retail HOLDRS Trust, Semiconductor HOLDRS Trust and Pharmaceutical HOLDRS Trust. Under this alternative structure, the Trust and six of its series (each, an “ETF”) will offer (the “exchange offer”) to exchange one share of such ETF for a basket of securities owned by the holders of HOLDRS (“HOLDRS Investors”) as described below and will not make an offer for the HOLDRS depository receipts.

ACTIONS TO BE TAKEN BY THE HOLDRS INVESTOR PRIOR TO THE EXCHANGE OFFER

1. Each HOLDRS Investor would be afforded an opportunity to cancel the HOLDRS beneficially owned by such HOLDRS Investor without having to pay a cancellation fee.

2. Rather than receive the securities underlying such HOLDRS upon cancellation, each HOLDRS Investor would instead authorize the trustee of the HOLDRS to deliver the basket of securities underlying each HOLDRS (the “underlying securities portfolio”) to a third party to be reconstituted by the third party, through a series of purchases and sales authorized by such HOLDRS Investor, into a specified, but different, basket of securities (the “reconstituted portfolio”). The reconstitution of the underlying securities portfolio would occur at the time set forth in the authorization document.

3. Both the underlying securities portfolio, prior to the reconstitution described in paragraph 2, and the reconstituted portfolio will be beneficially owned by the HOLDRS Investor.

4. No individual portfolio security in either the underlying securities portfolio or the reconstituted portfolio would comprise five percent or more of a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

5. Participation by HOLDRS Investors in the cancellation and reconstitution described in this section would be entirely voluntary.

ACTIONS TO BE TAKEN IN THE EXCHANGE OFFER

1. The Trust and each ETF would make an offer to exchange one share of such ETF for each reconstituted portfolio.

2. Participation in the exchange offer would be entirely voluntary, except that only offerees who cancelled their HOLDRS and hold the reconstituted portfolio could participate in the exchange offer. Other investors who hold the reconstituted portfolio through other means would not be offered the opportunity to participate in the exchange offer.

3. Each offeree would receive an exchange offer document describing the transaction, which will not be filed on Schedule TO. The exchange offer would be held open for 20 full business days. The exchange offer period is expected, but is not required, to be concurrent with the timing for the actions described above under the caption “ACTIONS TO BE TAKEN BY HOLDR INVESTORS PRIOR TO THE EXCHANGE OFFER”.

4. On or about 4:30pm on the date of expiration of the exchange offer, the value of the reconstituted portfolio and, thus, the net asset value of each ETF share, would be publicly disclosed.

5. Each offeree would have the right to withdraw their tenders for exchange for an additional period of time after the publication described in paragraph 4 above, and offerees who withdraw their tenders for exchange would receive back their reconstituted portfolio.

ANALYSIS

The exchange offer is designed to satisfy the requirement of Section 11(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), which states in relevant part that “[i]t shall be unlawful for any registered open-end company or any principal underwriter for such a company to make or cause to be made an offer to the holder of a security of such company or of any other open-end investment company to exchange his security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities to be exchanged.” The value of the reconstituted portfolio would be equal to the initial net asset value of one ETF share at the expiration of the exchange offer.

Neither the actions to be taken by HOLDRS Investors prior to the exchange offer nor the exchange offer itself constitutes a tender offer subject to Regulation 14D.

While an offer to all investors of HOLDRS, which are Exchange Act-registered equity securities, may be subject to Regulation 14D under certain circumstances, the Trust does not believe that the actions described above under the caption “ACTIONS TO BE TAKEN BY HOLDR INVESTORS PRIOR TO THE EXCHANGE OFFER” constitute a tender offer by the Trust or any of the HOLDRS trusts. Instead, these actions involve an opportunity for HOLDRS Investors to cancel their HOLDRS without being required to pay a cancellation fee and then to engage in a reconstitution of their underlying securities portfolio. Since the Trust is not acquiring any of the HOLDRS, and the actions described above under the caption “ACTIONS TO BE TAKEN BY HOLDR INVESTORS PRIOR TO THE EXCHANGE OFFER” consist solely of HOLDRS Investors cancelling their HOLDRS and reconstituting the underlying publicly-traded securities into a different portfolio of publicly-traded securities through a brokered securities transaction, the Trust believes that these actions do not constitute a tender offer.

The Trust also does not believe that an offer to exchange the reconstituted portfolio for shares of the ETF constitutes a tender offer subject to Regulation 14D, because Regulation 14D is not applicable to the underlying securities portfolio or to the reconstituted portfolio.  Section 14(d)(1) of the Exchange Act and Regulation 14D apply to all tender offers for Exchange Act-registered equity securities made by parties other than the target (or affiliates of the target), so long as upon consummation of the tender offer the bidder would beneficially own more than five percent of the class of securities subject to the offer.

The Trust has undertaken an analysis of each of the six HOLDRS trusts to determine whether any of them currently own more than five percent of a class of equity securities registered under the Exchange Act.  For this purpose, the Trust assumed that all of the underlying securities of each of the HOLDRS trusts are of a class of equity securities registered under the Exchange Act.  In the analysis, the Trust calculated the ownership as follows:

1) The Trust determined the number of HOLDRS outstanding in each of the six HOLDRS trusts anticipated to be subject to the tender offer, as publicly reported in their filings with the Commission as of the latest date reported (March 11, 2011);

2) The Trust determined the market capitalization of each of the HOLDRS trusts as set forth on the www.holdrs.com website as of the close of business on September 14, 2011;

3) The Trust multiplied the market capitalization of each of the HOLDRS trusts by the allocation percentages for the underlying securities of such HOLDRS trust as set forth on the www.holdrs.com website as of the close of business on September 14, 2011, in order to determine the aggregate dollar value of holdings of each of the underlying securities; and

4) The Trust divided the dollar value of holdings of each of the underlying securities by the market capitalizations of such securities, as publicly reported as of the close of business on September 14, 2011, in order to determine the percentage ownership by the HOLDRS trusts of the class of equity securities.

The results of the analysis was that the underlying securities of the HOLDRS do not currently constitute more than five percent of any class of securities registered under the Exchange Act.  In fact, no underlying security would constitute more than two percent of the outstanding securities of any such class and, in most cases, the underlying securities would constitute considerably less than one percent of the outstanding securities of any such class. The Trust has not updated its analysis but, based on a cursory review of the underlying securities, does not believe that the conclusion would change.

The Trust believes that the same conclusion would apply to the reconstituted portfolio and is in the process of undertaking this analysis. As noted above, the exchange offer would not be made to those who hold a reconstituted portfolio but obtained such portfolio other than through the actions described above under the caption “ACTIONS TO BE TAKEN BY HOLDR INVESTORS PRIOR TO THE

EXCHANGE OFFER”. By limiting the exchange offer thusly, this would allow the Trust to ascertain the maximum amounts of securities that may be tendered to the applicable ETF in making its analysis.

Since Regulation 14D only applies to tender offers where, upon consummation, the bidder would beneficially own more than five percent of a class of securities subject to the offer, it is our conclusion that Regulation 14D would not be applicable to the exchange offer.

The exchange offer does not violate Section 14(e) or Rule 14e-1(b).

Section 14(e) of the Exchange Act

Although the Trust believes that the actions described above under the caption “ACTIONS TO BE TAKEN BY HOLDR INVESTORS PRIOR TO THE EXCHANGE OFFER” do not constitute a tender offer and the exchange offer constitutes a tender offer not subject to Regulation 14D, the Trust acknowledges that the exchange offer would constitute a tender offer subject to Section 14(e). Section 14(e) of the Exchange Act prohibits any person from omitting to state any material fact necessary in order to make the statements made in connection with a tender offer, in light of the circumstances under which made, not misleading.

The Trust believes that the materials describing the exchange offer, which will describe the manner in which the exchange offer will be conducted, will not constitute an omission of a material fact that would violate Section 14(e) of the Exchange Act.

In reaching this conclusion, the Trust notes that, on or about 4:30pm on the date of expiration of the exchange offer, the value of the reconstituted portfolio and, thus, the net asset value of each ETF share, would be publicly disclosed. In addition, each offeree would have the right to withdraw their tenders for exchange for an additional period of time until the expiration of the exchange offer, and offerees who withdraw their tenders for exchange would receive back their reconstituted portfolio.

In addition, timely internet publication and telephonic availability of regularly indicative underlying securities portfolio and reconstituted portfolio values will be provided to HOLDRS Investors throughout the exchange offer period. Because of the process for timely internet publication and telephonic availability of regularly updated indicative underlying securities portfolio and reconstituted portfolio values throughout the exchange offer periods, HOLDRS Investors would be readily able at all times to ascertain indicative underlying securities portfolio and reconstituted portfolio values, and therefore determine whether to participate in the exchange offer.

The trust believes that the foregoing is consistent with the relief granted in Lazard Frères & Co. (August 11, 1995) and its progeny in all material respects: (i) the value relationship between the securities involved (the reconstituted portfolio and ETF shares) is fixed and remains constant during the exchange offer; (ii) the value of the reconstituted portfolio is based on readily observable trading prices for securities listed on national securities exchanges; (iii) the Trust will issue a press release announcing the final value of the reconstituted portfolio and the initial net asset value of the ETF shares following the close of regular trading on NYSE Arca on the offer expiration date, and will permit withdrawals following such publication for an additional period of time; and (iv) offerees will be provided with a toll-free number for the information agent for the exchange offer and a freely-accessible website with trading information relevant to the exchange offer, enabling offerees to predict the final value of the reconstituted portfolio and the initial net asset value of the ETF shares, so they may determine whether participation in the exchange offer is economically beneficial for them.

Accordingly, the Trust believes that the exchange offer, as described in this letter, is compliant with Section 14(e) under the Exchange Act.

Rule 14e-1(b) under the Exchange Act

Rule 14e-1(b) under the Exchange Act provides that a tender or exchange offer must “remain open for at least ten business days after notice of an increase or decrease in the consideration offered is first published, sent or given to security holders.” The consideration proposed to be offered in exchange for the reconstituted portfolio is fixed at one share of the applicable ETF. In the event that this consideration is changed, the Trust will provide ten business days’ prior notice to the HOLDRS Investors. The initial net asset value of the ETF will equal the reconstituted portfolio value as of the expiration time of the exchange offer, as required under Section 11(a) under the 1940 Act. Further, offerees would have the right to withdraw their tenders for exchange until the expiration of the exchange offer and receive back their reconstituted portfolio upon withdrawal. Accordingly, the Trust believes that the exchange offer, as described in this letter, is compliant with Rule 14e-1(b) under the Exchange Act.

* * * * *

Consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

  each bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss this letter in further detail or if you have any questions, please feel free to contact me at (212) 649-8732. Thank you.

Best regards,

/s/ Adam M. Fox

cc: Joseph J. McBrien